8/22


06019580

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Chorus Motors plc

*CURRENT ADDRESS Montagu Pavilion
8-10 Queensway
Gibraltar

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 05 2007
THOMSON FINANCIAL

FILE NO. 82- 35057 FISCAL YEAR 3/31/05

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DAT : 1/3/07

CHORUS MOTORS

82-35057

ARIS

3-31-05

Chorus Motors plc

2005 Annual Report

RECEIVED
2006 AUG 22 A 9:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


CHORUS MOTORS PLC
www.chorusmotors.gi

About Chorus Motors plc

Chorus Motors plc has invented and developed improved AC induction motor/drive systems for a wide variety of applications. They include:

- The new Chorus® Meshcon™ Motor, a high-phase-order motor/drive system that offers five times the startup or acceleration torque of a conventional motor and drive of the same rated horsepower and base speed
- The Chorus Star™ Motor, which can achieve much higher torque densities than a traditional 3-phase motor, but with no cost penalty
- The Chorus WheelTug™ integrated aircraft motor/drive system, currently at the "brassboard" (prototype) stage, which will enable commercial aircraft to move around airports without using their jet engines

Each new Chorus technology offers specific advantages for defined applications. Initial applications are the Chorus WheelTug for commercial and military aircraft and Chorus Meshcon starter-generators for turbines used in marine, land, and aerospace applications. As product designers discover the advantages of Chorus machines, Chorus motors should gain wide acceptance among dozens of industries and for hundreds of applications.

Chorus Motors plc is a majority-owned, publicly-traded subsidiary of Borealis Exploration Limited.

Contents

Chairman's Letter to Members

6 June 2005

Fellow Members:

Chorus Motors plc appears to be in the initial stages of becoming a profitable aerospace integrator of major aerospace components for both commercial and military applications.

We have built a "brassboard" (prototype) WheelTug™ to prove the concept. We are designing and building and testing WheelTugs for the commercial and military product markets. As the enclosed statements show we have had very modest product sales revenue to date. That said, WheelTug is a big deal. Much as Windows® is a niche product compared to the vast offerings of IBM®, WheelTug is a niche product compared to the vast offerings of Boeing®.

Our products are patented and proprietary. We price our products based on their value to the customer, not on their cost to manufacture.

Our companies are all "cash and carry". Chorus Motors plc has all its costs covered by Borealis Technical Limited until it is cash flow positive in its own right. Chorus Motors' only debt is to our subsidiary, WheelTug plc, of $69,333, while we have an approximately $10.5 million receivable from our parent.

Chorus Motors also owns today almost 100% of the outstanding shares of WheelTug plc. We are discussing with potential investors the possible sale of a 25% interest in WheelTug plc. Such a sale would allow WheelTug plc to finish the development of the WheelTug system, as a potential Boeing partner, including certification by the Federal Aviation Administration (FAA) for hopefully one or more models of Boeing aircraft.

Overall, 2005 has been a year of progress for Chorus Motors. While last year we worked to pull together the various components of our motor/drive system, this year we worked on developing complete motor and drive systems that can be tested in the marketplace. We are bridging the gap between having a laboratory model and something ready to install in the real world. We have met many major engineering challenges on the road to being an aerospace integrator.

WheelTug

By far the most exciting project that we have been working on this year is Chorus WheelTug, under the direction of Dr. Robert L. Carman Jr. We are honored to have someone of Dr. Carman's experience leading this project.

Today, every commercial airplane requires the use of its main engines to taxi forward, and ground tugs to taxi in reverse, such as when backing away from a gate. The current system is inefficient both in terms of fuel consumption and in time; fuel consumed in taxiing and time consumed by towing are significant expenses.



80/20 hp Chorus Meshcon Motor

Chorus Meshcon is set to change all of that. Because of its high torque capabilities, Chorus is able to provide a motor/drive system that can drive an aircraft on the ground. It will be able to taxi the aircraft, without using jets, and allow the aircraft to push itself back from the gate. The WheelTug system will enable airlines to reduce flight turnaround times and fuel consumption, reduce jet engine operating times and thus engine maintenance expenses, and increase aircraft utilisation rates. All these savings will drop to airlines' bottom lines and improve airlines' profitability. The WheelTug system is a major advance in aviation technology.

Dr. Carman brought together a team of Chorus, Rocketdyne and Boeing people to design the demonstration of the Chorus WheelTug system. This project has helped to advance Chorus Meshcon as a whole. In the course of this work, the Chorus team has written software to better control the motor and allow for more autonomous running. This has been a very large task, and it is a major part of our drive to move from a laboratory setting into the real world.

WheelTug is still a demonstration product, and is not yet "ready to fly". We expect that after successful demonstration for Boeing and its customers, there will be a new bidding process for specifying and delivering an optimised WheelTug solution which meets all the requirements for an in-flight system. Chorus is confident that we have, by far, the best technical solution for this challenging product, as well as the best program management to make Chorus WheelTug a success. We see WheelTug as a very exciting and profitable product for your company for many years to come.

Our inverter systems are being built and supplied by Semikron. Their experience has been invaluable in building robust and strong systems which are able to handle the rigorous requirements of aerospace and turbine customers.

Chorus Motors Progress

On the Chorus front, we have added more personnel, and the Chorus team has grown and improved. The FPGA work was extended, and we moved to a different processor board. Our software team is working well together in designing the software to mate the motor with the drive and have it work to meet our needs. This team has been in place for close to two years now, and as we work together for longer, the work is getting ever smoother. We intend to add additional software capability such as vector field control in the coming months.

With the motor manufacturing outsourced, the inverters being designed by Semikron, and the software produced by Chorus in hand, a major focus in this past year has been on computer modeling. With the number of different requirements that need to be factored in when specifying a system, and the number of quotation requests we respond to each year, it is clear why Chorus needed to use computer modeling in order to provide detailed estimates. But with the novel work that we are doing, we found that we were not able to take a motor modeling program off the shelf. While there are several programs available, few are able to handle such complex motors, especially with the number of phases in a Chorus motor. Much of this year was spent trying different programs; fine tuning them, and attending courses on how to best use the programs for our needs. And, of course, part of this effort involved testing of the Chorus Meshcon motor in our facility in order to see how the computer simulation compared to our empirical data. This has been a very complex and long job. Our simulation capabilities are now meeting our needs, but we expect to continue to fine tune them for some time to come. In the future we should be able to specify the motor to meet the exact requirements, the first time out, no matter how demanding the application. We have come a long way, but we are not quite there yet.

This is a very important part of Chorus Motors' drive to be able to supply a motor to customers. We are being asked for motor quotes from potential customers, and each quote is for a motor with different requirements. We are asked for different torque capabilities, for motors that work in different environments, as well as motors with restricted sizes and weights. All of these are opportunities to show the unique advantages of the Chorus Motor system, but for each set of different requirements the motors have to be modeled in order to see which configuration would best meet the needs of the customer. This design and model work has been taking a lot of our time and manpower, and this is expected to continue in the coming year. As information about Chorus becomes more generally available, we are getting ever more requests for motors to meet difficult requirements. We are pleased that we are able to meet these requests, and look forward to supplying these motors in the coming years.

We are now comfortable quoting on tight delivery schedules for these specifically designed Chorus systems. We are now offering different Chorus Motors systems, depending on the application. Along with the Chorus Meshcon System, the high-phase-order motor/drive system which offers five times the startup or acceleration torque of a conventional motor and drive of the same rated horsepower and base speed, we are also offering the Chorus Star Motor, which can achieve much higher torque densities than a traditional 3-phase motor, but with no cost penalty. Both Chorus systems use high-phase-order, concentrated windings that allow the beneficial use of harmonics (temporal, spatial, and overload) to enhance the main drive waveform.

Both Chorus Meshcon and Chorus Star are motor/drive combinations, harnessing the specific system benefits of harmonic drive. They are ideal for traction applications at sizes from < 1 hp ranging up to megawatt systems, with each version offering a range of competitive advantages depending on the specific size and application.

Future direction

We expect that in the short term, we will be quoting motors for different applications. Chorus Motors are ideal for high-torque applications, and there are many areas where we have made progress along the road to productisation. We expect that, as happened with WheelTug, other applications for our technology will become evident as the technology proceeds. We remain open to these new avenues, while we focus on the drive to deliver Chorus motor and drive systems.

It appears that our staff has a better handle on electric motor technology than anybody since Tesla. This science is as important as any industrial science by the simple fact that somewhere in the range of 70% of the world's electricity is consumed by electric motors.

This is a question of understanding the fundamental nature of motors and the electron. The fact that this field has been abandoned by the "serious" research houses has left this tremendous opening with the advent of the microelectronic age.

The basic issue for the company and for our shareholders is very simple: Can we take advantage of our proprietary and patented technologies to make serious money for our shareholders. It seldom happens that the people or the group of scientists that make fundamental advances in any field benefit financially from those advances. We hope to prove that Chorus Motors plc and our wonderful scientific team led by our Principal Scientist Jonathan Edelson can generate serious profits from our work.

We have the science, and we hope we have the business knowledge and sense to turn the most wonderful understanding of our world into profit for us all.

With all good wishes,

Chorus Motors plc



Rodney T. Cox
Chairman and Chief Executive Officer

The Chorus Motors Technology

We now have completed the fundamental research and development of the Chorus motor, and in fiscal 2005 we began focusing on applications engineering and specific designs for potential customers. We are now regularly responding to information requests and requests for quotations for specialty Chorus® Meshcon™ and Chorus Star™ systems for major customers.

After more than a decade of often-frustrating basic research, experimentation, discovery and learning, we have completed the basic development of the Chorus Meshcon and Chorus Star technology. We demonstrated in June 2003 a 1.5 horsepower motor and in June 2004 we completed development of a plug-and-play 20-hp Chorus Meshcon motor system. We are now in a position to be a substantial virtual producer of these motor systems that transform the engineering envelope for electric motors. Test results posted on the Chorus Motors Website show that a Chorus Meshcon system can produce at least five times more startup torque than a comparable conventional drive system, using strict criteria for a true apples to apples comparison.

This new capability means that motors (Chorus, of course) can now be used in many applications where previously no motor could offer the combination of high torque, small size and light weight required. The market for Chorus systems will thus be broader than the current market for electric motors as Chorus replaces not only conventional motors, but also hydraulic and pneumatic systems and even internal-combustion engines for many purposes. Indeed, we have spent much of the past year designing Chorus systems for highly-demanding (and in some cases novel) applications for major corporations, of which WheelTug is a good example. Since each application is unique and often represents a major technology change for customers, the process of engineering, evaluation, and decision-making is often arduously slow. But we expect that some of these designs will lead to large and multi-year supply contracts.



Power Electronics for a Chorus Meshcon Drive

Let us give a little background on what has happened here from our viewpoint and perspective. With our working plug-and-play 20-hp Chorus Meshcon motor, we have in hand the culmination of decades of work by many research teams in the United States. For almost as long as the U.S. Department of Energy (DOE) has existed, it has been funding programs looking for a "better", "more efficient" and higher-torque electric motor.

In our opinion, motor R&D has been very weak for decades. The main textbooks were written in the 1950s, and the really seminal work was done around a century ago and published from 1915 to 1917. Motor companies learned the hard way since the early days of spectacular advances in understanding and the ability to build motors that spending money on research was a waste — because for so many years it was.

In the late 1950s the advent of power silicon, and its capability to synthesise variable frequency power was the first serious advance in over 50 years. Initially silicon-controlled rectifiers (SCRs) came on-line in the 1960s, but they could not do a proper sine wave because they could not switch fast enough. The transistor had a faster switching speed, allowing pulse-width-modulation (pwm), but there was a problem: making variable frequency drives requires a microprocessor. So while inverters were available for motors in the 1960s, they did not become a major part of the supply chain and normal corporate offerings until the 1990s.

Partially this slow adoption was a result of the technology not being available. Motor companies were also slow to adopt electronic drives because they saw little competitive advantage in doing so. In this, they were basically correct: it took from the 1960s to today to make electronic drives relatively common. Nobody in the business today currently selling product into the market has a truly superior technology solution which gives them proprietary pricing, margins are thin, and strong profits are not to be found in this commodity industry.

Chorus started working in this business for three reasons: We saw that the industry did not aggressively research breakthrough technologies. We saw that the market size, at more than $100 billion yearly, meant that if something really special did come along there would be a superb opportunity to profit. Most important of all, we had a researcher who convinced us early on that he really understood AC electric motors at a level that perhaps no one since their inventor, Nikola Tesla, has even approached.

The few researchers left in the field are primarily academics, and they have done an excellent job of furthering the incremental advances still possible with standard brushless and AC induction technologies. These advances include better ways to control a given drive, better ways to make high-speed machines, and still-better ways to crowd out harmonics by simulating more perfect sine waves.


SEMIKRON

Finished Chorus Meshcon Inverter Enclosure

When we started making Chorus machines back in the mid-1990s, we set out to try to go back to the basics. So instead of working in an area which already had researchers (such as vector-field control), we went in an entirely new direction with high phase order machines and concentrated windings. Instead of minimizing harmonics, as everyone else was doing, we explicitly embraced them.

There is no surprise that nobody else went in this direction. Academics were not doing basic research any more, and nobody would have funded such work. Motor companies had learned not to invest in research anyway — and certainly not in something which would take time to pan out. The best candidates might have been companies making inverters (certainly we have found that drives engineers have been the quickest to understand Chorus Meshcon), but their direct focus on immediate products meant that they would not invest in or invent a strategic shift such as Chorus.

So the field was left wide open, and we drove right in. This is why our patent coverage is so strong: nobody had previously understood what could be achieved with high-phase-order drives and concentrated windings.

In terms of basic concepts, Chorus Meshcon could not have been demonstrated 20 or perhaps even 10 years ago. The computing hardware was not there, and it is still not there in the digital signal processors used by most drive companies and researchers. We are using processors that are now inexpensive and common. But they had no equal just five years ago.

Our progress has certainly not been smooth. It has been painfully slow with many false hopes and starts. Now, over ten years later, we have developed Chorus Meshcon and Chorus Star. We have shown that our technology is superior to any other motor/drive in the world capable of the same torque-speed profile. And Chorus Motors holds 100% of the licensing rights to this proprietary patented technology.

Instead of trying to work with new materials or a new control paradigm, we have cheerfully adopted all of the excellent incremental work done in the three-phase world. We use standard materials, standard bearings, and standard control modules. This is why it is possible for Semikron® Limited to make our drives, and a normal motor manufacturer can wind a Chorus machine. Our building blocks are the same — we just think about the way those blocks should be assembled differently from anyone else. And what makes it all so much fun is that our motors and drives outperform any other system and we provide a huge increase in the size of the available engineering envelope.

In addition to our intensive development work on WheelTug, we have recently bid on several large orders. We are increasingly confident that the adoption of our science will be quick, as our technology allows companies to increase their engineering envelope and thus opens new and huge markets for electric motors. Again, we are initially going after the high-value sales. Chorus Motors is becoming a spectacular business.

Our Organisational Structure

Chorus Motors plc is a publicly-quoted company trading under the symbol CHOMF. Chorus Motors is a majority-owned subsidiary of Borealis Exploration Limited. Our immediate parent is Borealis' 98%-owned subsidiary, Borealis Technical Limited, which owns all patents on the Chorus Star and Meshcon technologies and has licensed them exclusively to Chorus Motors plc. Chorus Motors plc has 10,000,000 shares authorised and, at fiscal year-end, had 6,493,769 shares outstanding, of which Borealis Technical owned 5,279,353 shares, or 81% of the total. Both Borealis and Chorus Motors plc are incorporated in Gibraltar.

Our headquarters and legal domicile are in Gibraltar, Chorus Motors operates as a virtual company, and the Internet plays a dominant role in our day-to-day work. It is the means by which we manage our businesses, discuss new ideas, and promote ourselves to the outside world. Modern communications technology has allowed us to circumvent the traditional problems associated with working on four continents and twenty time zones. Because of this, we have access to facilities and personnel about which a company of our size would normally only be able to dream.

Chorus has consultants around the world, all of whom work over e-mail. Management and technical discussions take place over the Internet. Chorus Motors runs a continual Board of Directors meeting 24 x 365, with an annual traffic of well over 3,000 messages to each board member. Chorus has intense direct participatory management, and many consultants to the Company sit in on the board meetings and provide input even while they are not voting members.

Our Website, www.chorusmotors.gi, makes information about our technology available, and informs shareholders, other companies, and the general public about Chorus Motors. The Website is frequently updated, and our major disclosed technologies are described on the site in detail. Additionally, Borealis sends out a weekly update (as well as daily share trades with its prices) to shareholders and to all the major news organisations and other interested parties, detailing Chorus' ongoing work and progress (please e-mail pr@chorusmotors.gi if you would like to receive these updates). Through this wide distribution, we are able to keep people better informed than through traditional channels. Your management uses this technology to maintain a close relationship with our shareholders.

This virtual company structure is great to work with and allows us to have many people directly involved in the decision-making processes at Chorus. This approach may not be conventional, but the results to date have validated the business structure.

Patents and Intellectual Property

As our development proceeds, we remain diligent in protecting our intellectual property. Our Chief Patent Officer, Dr. Stuart Harbron, made several trips to our facilities this year in order to ensure that all aspects of our technology are covered by patents. He has continued to oversee the patent writers working on these patents, and ensuring that our patent protection is extended worldwide.

Borealis Technical Limited so far has been granted a number of patents for its Chorus Motor and Meshcon technologies, and we are applying for additional patents as our continuing research warrants. In fiscal 2005 we were granted five new patents related to Chorus' technologies and filed 15 new patent applications. We have recently, for example, received patents covering the winding of electric motors and the Meshcon and Chorus technologies; we believe these are among the most significant patents granted for electric motor technology in almost a century.

We are confident that some of our patents will be judged by the courts as "pioneer" patents, reflecting the fact that they represent a technical revolution in the motor field. Pioneer patents are those to which most subsequent patents in a field make reference, or on which later patents build by adding new improvements to the field. Because pioneer patents represent the result of groundbreaking scientific discoveries or development, the courts have found that they merit a wide breadth of protection in construing their claims and specifications.

Because our scientific discoveries and technical advances are the core of our business, we are very careful about protecting these assets. Patenting and otherwise protecting our technologies is an important activity at Chorus and consumes a considerable portion of our resources. We have developed a valuable library of intellectual property and we intend to protect it vigorously.

Chorus Motors plc also holds 100% of the licensing rights of a technology we call Chorus Maestro. In fiscal 2005 the U.S. Patent and Trademark Office issued this extremely long and complex patent. It covers the basic control technology of generator systems known in the trade as "gensets". We expect that the technology covered by this patent will enable motors operated as generators to operate with radically improved efficiency and sharply reduced energy consumption. We have not yet had the staff or resources to begin exploiting this patent, but we expect in fiscal 2006 to begin marketing and licensing this technology which will have a vast range of valuable applications.

If properly managed and marketed, this technology will generate significant revenues for a very long time with virtually no capital investment in plant or equipment. We have worked on this technology for about 10 years, and we are now considering alternative business models for capitalising on the technology. One option under consideration is to give the product away in return for 18% of the user's monthly fuel savings. The profitability will be very much a collection issue but, like Microsoft Corporation, we believe that we can manage a product that has basically no manufacturing cost but generates substantial licensing revenue. We initially expect to get paid through license fees by the large companies using the technology and hopefully we can get paid by most users of this technology worldwide. It should be noted that this will be another stand-alone business with huge revenue and profit potential coming from our long-standing on-going research efforts worldwide.

Management's Discussion and Analysis of Financial Results

We reported revenue of $550,000 for fiscal 2005. We paid an administrative fee of $614,800 to Borealis Technical, which currently provides all our administrative services, and this produced a loss for the year of $64,800, which is equal to our parent's current management fee. This left our parent company owing Chorus, as a demand debt, $10,486,439 compared to $9,504,030 in fiscal 2004. The Company's only debt is to its subsidiary, WheelTug plc, of $69,333.

We ended the year with total net assets of $10,486,439 including our investment of 6,933,348 shares, or 100%, of WheelTug plc. We are seeking to sell a 25% interest in WheelTug plc, but no WheelTug share sales have been concluded to date.

WheelTug plc owns 100% of the Chorus contract with The Boeing Company. Setting up separate stand-alone companies to handle specific markets appears to be a business model that can work. We thought that we could sell licences to our technology. Nobody in the motor business will buy technology from anybody, or more specifically nobody would license technology from us before WheelTug plc. It turns out that we like this model and if it works we will be having Chorus Motors plc sell product directly into markets and if the business appears to us and our advisers to be a billion-dollar-plus business we will indeed probably set up independent subsidiary companies to handle the majority of the Chorus business as we have done with WheelTug plc.

Investor Information

Extensive information for investors can be found on our Website at www.chorusmotors.gi. Our annual and quarterly reports for the past several years are posted there, as well as full information about the Company and our technologies. The site also has links to quotation systems that report our current stock prices.

If you have a question about Chorus Motors, please write to us at pr@chorusmotors.gi.

Forward Looking Statement

The discussion of the Company's business and operations in this report includes in several instances forward-looking statements, which are based upon management's good faith assumptions relating to the financial, market, operating and other relevant environments that will exist and affect the Company's business and operations in the future. All technical, scientific, and commercial statements regarding technologies and their impacts are based on the educated judgment of the Company's technical and scientific staff. No assurance can be made that the assumptions upon which management based its forward-looking statements will prove to be correct, or that the Company's business and operations will be unaffected in any substantial manner by other factors not currently foreseeable by management or beyond the Company's control.

All forward-looking statements involve risks and uncertainty. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that might be made to reflect the events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events; including those described in this report, and such statements shall be deemed in the future to be modified in their entirety by the Company's public pronouncements, including those contained in all future reports and other documents filed by the Company with the relevant Securities Commissions.

Directors' Report

The directors submit their report and the audited financial statements for the year ended 31 March 2005.

Corporate Profile

The Company was incorporated on 18 March 1999 in Gibraltar. The Company's shares are publicly traded in the United States over-the-counter (OTC) market and quoted as CHOMF on the Pink Sheets at www.pinksheets.com. The last reported trade was at $11.00 per share, with the yearly high at $21.00 per share, and the low at $4.00 per share.

Activities

The principal activity of the Company is that of researching, developing building and marketing the Chorus® Meshcon™ Technology.

Results and Review of Business

The results for the year are shown in the Profit and Loss Account on page 13.

Borealis Technical Limited (Technical), the parent company, has conducted basic industrial research on its Chorus Meshcon motor technology since 1994, through itself and more recently through Chorus Motors plc. Chorus Motors plc has exclusive world rights to manufacture and market the Chorus Meshcon motor technology for which there are many patents issued and pending. All of the research expenditures to date have been undertaken by Technical and funded by Technical, and currently principally funded through the sale of shares in the subsidiary by the ultimate parent of the Company. All share sales proceeds by Chorus Motors plc are lent to Technical. Chorus Motors plc has no debt or any financial obligations of any sort at the present, as all its costs are met by its parent. When Chorus Motors plc begins operations as a stand alone licensing, manufacturing and sales company for the Chorus motor technologies, then Chorus Motors plc will assume the normal financial obligations for its type of business and trade. This is the culmination of many years of work.

The Chorus Meshcon technology is a novel electric motor/drive combination that uses electromagnetic harmonics to greatly increase the motor's torque. A Chorus system is smaller, lighter, and is expected to sell for a premium over a conventional motor with the same output. It is ideal for traction applications such as electric cars and trains.

WheelTug plc was incorporated on 9 February 2005, as a subsidiary of Chorus Motors plc, and is the assignee of the WheelTug programme announced with Boeing Phantom Works on 8 November 2004. The WheelTug technology may well be the first of our technologies brought to market.

An Intellectual Property Agreement was signed effective 1 January 1999, whereby Technical has granted the Company the exclusive worldwide rights for sublicensing the Chorus motor technology. In consideration for the rights granted to the Company, the Company shall pay Technical an 8% royalty based on net sales of licensed products and services sold by the Company and 50% of all sublicense income. To date, the Chorus motor technology is still under development such that the Company has not made any related sublicense.

The Company has been in the development stage since its inception. The Company intends to retain its sublicence rights granted by Technical. These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realise its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. From inception to 31 March 2005, the Company has lent money raised on its behalf to Technical and Borealis Exploration Limited, who are also in a development stage.

The present circumstances therefore raise certain doubts about the ability of the Company to continue as a going concern. Management of the Company has indicated they have no intention to demand repayment of the amounts owing from Technical until the Chorus motor technology is being sold in the marketplace, and the Company is financially independent. The Company and Technical are actively working together to negotiate product sales or further sublicensing of its technology to various parties, which is expected to generate profitable operations in the future. To the extent additional funds are required, the Company will attempt to raise these funds through future sales of products and licences and perhaps by further issues of shares. There can be no assurance that the Company will be successful in its actions. The financial statements do not contain any adjustments that might be necessary if the Company is unable to continue as a going concern.

During the 2000 fiscal year, the Company further entered into an agreement with a certain contractor of Technical. Pursuant to this agreement the Company is granting the contractor certain sublicensing rights for the Chorus motor technologies in the Canadian market. In consideration for the rights granted to this contractor, the Company will be entitled to a 4% royalty based on net sales of licensed products and services sold by the contractor and 50% of all sublicence income in the Canadian market.

Dividends

There were no dividends declared during the year.

Directors and their Interests

The directors who served during the year are listed below.

The interests of the directors in the shares of the Company in the year were as follows.

	Shares held at 31 March 2005	**Shares held at 31 March 2004**
Rodney T. Cox	48,165	32,031
Isaiah W. Cox	32,810	32,960
Wayne S. Marshall	29,171	30,071
John Klys	10,000	10,000
Peter Vanderwicken	10,979	8,586
Iris Oren Cox (resigned 15 September 2004)	12,305	2,305
Nechama J. Cox	5,775	5,775
Stuart Harbron	780	2,160
Giulio Pontecorvo	4,169	100
Robert T. Bauer	500	500

Share Options

As of 31 March 2005, there were no share options outstanding.

Directors' Responsibilities

The directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss for that year and which comply with the Gibraltar Companies Ordinance 1930 and the Gibraltar Companies (Accounts) Ordinance 1999. In preparing the financial statements, appropriate accounting policies have been used and applied consistently, reasonable and prudent judgements and estimates have been made, and applicable accounting standards have been followed. The directors are responsible for maintaining adequate accounting records, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities.

Auditor

A resolution to reappoint Moore Stephens will be proposed at the Annual General Meeting.

By order of the Board on 3 June 2005.



Isaiah W. Cox
Director



Rodney T. Cox
Director

Report of the Auditors

To the members of Chorus Motors Public Limited Company

We have audited the financial statements on pages 13 to 17, which have been prepared under the historical cost convention and the accounting policies set out on page 15.

This report is made solely to the Company's members as a body, in accordance with the Companies Ordinance 1930. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the report of the Directors, the Company's Directors and management are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board in the United Kingdom. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

In forming our opinion, we have considered the disclosures made in Note 1 of the financial statements in connection with the application of the going concern basis and the uncertainty with regards to securing continued financial support. In view of the significance of these matters we consider they should be drawn to your attention but our opinion is not qualified in these respects.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 March 2005, and of the loss for the year then ended in accordance with Gibraltar Accounting Standards and have been properly prepared in accordance with Gibraltar Companies Ordinance 1930 and the Gibraltar Companies (Accounts) Ordinance 1999.



Gibraltar
3 June 2005

Moore Stephens
CHARTERED ACCOUNTANTS

Financial Statements and Notes

Profit and Loss Account
for the year ended 31 March 2005

	Note	2005 $	2004 $
Revenue	1	550,000	–
Expenditure			
Administrative fees	7	(614,800)	(64,800)
Retained loss for the year		(64,800)	(64,800)
Retained losses brought forward		(324,000)	(259,200)
Retained losses carried forward		$ (388,800)	$ (324,000)

The Company has had no discontinued activities during the year, accordingly, the above result for the Company relates solely to continuing activities.

No statement of recognised gains and losses has been produced as the only recognised gains and losses occurring in the year are those disclosed in the Profit and Loss Account.

The notes on pages 15 to 17 form part of these Financial Statements.

Balance Sheet
as at 31 March 2005

	Notes	2005 $	2004 $
Investments	2	69,333	–
Current Assets			
Debtors	3	10,486,439	9,504,030
Creditors – amounts falling due within one year	4	69,333	–
Net Current Assets		10,417,106	9,504,030
Total Net Assets		$ 10,486,439	$ 9,504,030
Capital and Reserves			
Called up Share Capital	5,6	64,947	63,965
Share Premium Account	5,6	10,810,292	9,764,065
Profit and Loss account	6	(388,800)	(324,000)
Total Shareholders' Funds		$ 10,486,439	$ 9,504,030

Signed on behalf of the Board of Directors on 3 June 2005



Isaiah W. Cox
Director



Rodney T. Cox
Director

The notes on pages 15 to 17 form part of these Financial Statements.

Notes to the Financial Statements
for the year ended 31 March 2005

1. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Gibraltar Accounting Standards and the Gibraltar Companies Ordinance 1930 and the Gibraltar (Companies Accounts) Ordinance 1999 (together, 'Gibraltar GAAP').

a. Basis of accounting
The financial statements are prepared in accordance with the historical cost convention.

b. Revenue
Revenue was received for delivery of WheelTug™ prototype products for end-user testing by The Boeing Company. The performance of this contract was passed on to the parent company, who has therefore increased the management charges to allow for these costs.

c. Reporting currency
The Company's financial statements are presented in US dollars, which is the functional currency for operations.

d. Foreign currency translation
Transactions in foreign currency are recorded at the rate at the date of the transaction. Any monetary assets or liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

e. Consolidation
Consolidated accounts are not presented since the accounts of the company and its subsidiaries are consolidated in the accounts of the ultimate parent company.

f. Going Concern
These financial statements have been prepared under the going concern concept, which assumes that the Company will continue in operational existence for the foreseeable future having adequate funds to meet their obligations as they fall due. Further information is set out in the Directors' Report on pages 9 to 11.

g. Cash Flow Statements
The Company meets the size criteria for a small company set by the Companies Act 1985, and therefore, in accordance with FRS1: Cash Flow Statements, it has not prepared a cash flow statement.

h. Taxation
The Company has been granted exempt status under the Gibraltar Companies (Taxation and Concessions) Ordinance. Providing the Company continues to satisfy the criteria for such status, including the payment of an annual government charge of £225 it will not be subject to Gibraltar Corporation Tax until 2010, the date at which the status of all Gibraltar exempt companies will be subject to new legislation.

2. INTERESTS IN GROUP UNDERTAKING

The Company has the principal ownership interests and invested amounts in its subsidiary:

	Ownership Interest		Investments	
	2005	2004	2005	2004
	$	$	$	$
WheelTug plc	100.00%	N/A	$ 69,333	$ –

3. DEBTORS

	2005 $	2004 $
Loan to parent company	$ 10,486,439	$ 9,504,030

Amounts due from the Company's parent company are non-interest bearing, unsecured, and with no fixed terms of repayment.

4. CREDITORS AMOUNTS FALLING DUE WITHIN ONE YEAR

	2005 $	2004 $
Amounts due to subsidiary undertakings:		
WheelTug plc	$ 69,333	$ –

5. CALLED UP SHARE CAPITAL

	2005 $	2004 $
Authorised share capital		
10,000,000 ordinary shares @ $0.01 each	$ 100,000	$ 100,000

	Number of Shares	Share Capital $	Share Premium Account $	Total $
At 31 March 2003	6,044,289	60,443	7,236,826	7,297,269
Shares issued during the year	352,178	3,522	2,527,239	2,530,761
At 31 March 2004	6,396,467	63,965	9,764,065	9,828,030
Shares issued during the year	98,302	982	1,046,227	1,047,209
At 31 March 2005	6,494,769	$ 64,947	$ 10,810,292	$ 10,875,239

The shares issued were partly to raise additional finance (cash received in Technical) and partly to settle amounts owing to creditors by Technical.

Notes to the Financial Statements
for the year ended 31 March 2005 (Continued)

6. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS FUNDS

	Share Capital $	Share Premium Account $	Profit & Loss Account $	Total $
At 31 March 2003	60,443	7,236,826	(259,200)	7,038,069
Shares issued during the year	3,522	2,527,239	–	2,530,761
Loss for the year	–	–	(64,800)	(64,800)
At 31 March 2004	63,965	9,764,065	(324,000)	9,504,030
Shares issued during the year	982	1,046,227	–	1,047,209
Loss for the year	–	–	(64,800)	(64,800)
At 31 March 2005	$ 64,947	$ 10,810,292	$ (388,800)	$ 10,486,439

7. RELATED PARTY TRANSACTIONS

In addition to related party transactions disclosed elsewhere in these financial statements, during the year ended 31 March 2005, the Company was charged $614,800 (2004 - $64,800) in fees for administrative services provided by the ultimate Parent Company.

8. ULTIMATE PARENT COMPANY

The ultimate parent company is Borealis Exploration Limited, a company incorporated in Gibraltar whose registered office is at Montagu Pavilion, 8-10 Queensway, Gibraltar.

Chorus Motors plc Officers and Directors

OFFICERS

Rodney T. Cox, Chief Executive Officer/Chairman of the Board
and Acting Chief Financial Officer
Isaiah W. Cox, President and Chief Operating Officer
Stuart Harbron, Chief Patent Officer
James S. Magdych, Chief Information Officer

Fidecs Management Limited, Secretary

Robert L. Carman, Jr., Program Manager for Aerospace Applications

BOARD OF DIRECTORS

Rodney T. Cox, Ph.D.[1,2,3]	(Appointed 21 December 1999)
Isaiah W. Cox, A.B.[1,3]	(Appointed 21 December 1999)
Wayne S. Marshall, Ph.D.[1*,2,3*]	(Appointed 21 December 1999)
John Klys	(Appointed 21 December 1999)
Peter Vanderwicken, A.B.[2*]	(Appointed 6 September 2000)
Nechama J. Cox, Ph.D.	(Appointed 1 August 2001)
Stuart Harbron, Ph.D.	(Appointed 23 July 2002)
Giulio Pontecorvo, Ph.D.	(Appointed 28 August 2003)
Robert T. Bauer, M.S.	(Appointed 17 May 2004)

Committees: [1] Executive [2] Audit [3] Compensation [*] Chairman

Corporate Information

Corporate Headquarters

Montagu Pavilion
8-10 Queensway
Gibraltar
Tel: +350.59995 or +350.586.99000
Fax: + 44-(0)20-7504-3593
www.chorusmotors.gi

Senior Corporate Financial Advisor

Morris J. Pinto

Corporate Counsel

Antonio Garrigues Walker
Garrigues, Abogados y Asesores Tributarios
Madrid, Spain

Public Relations

Chris Bourne, Head
Tel: (London) +44-(0)20-8571-5216
pr@chorusmotors.gi

Auditors

Moore Stephens
Suite 5 Watergardens 4
Waterport
Gibraltar

Stock Trading Information

Quoted in the United States over-the-counter market on Pink Sheets, at www.pinksheets.com
Symbol: **CHOMF**
CUSIP # X1305M 10 5

Registrar and Transfer Agent

OTR, Inc.
Securities Transfer Agent & Registrar
1000 SW Broadway, Suite 920
Portland, Oregon 97205-3061, USA
Tel: +1.503.225.0375
Fax: +1.503.273.9168

Incorporated

Gibraltar Company Number 68312
18 March 1999